SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM MRO receives  certification to maintain the ATR-72

Technological center may offer its   services to Brazilian airlines that operate  the French-made aircraft

São Paulo, March 13th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM MRO, TAM S.A.’s MRO (Maintenance, Repair and Overhaul) business unit, has been certified by ANAC (Brazilian National Civil Aviation Agency) to provide maintenance services on ATR-72 aircraft with Brazilian registration as well as their components. The authorization allows the company to expand its offer to third parties and serve new customers. Since July 2010 the TAM MRO has been certified to maintain ATR-42 aircraft.

“In Brazil, there are operators with significant fleets of such French aircraft. Now, they can fully rely on our routine inspection services”, says Luiz Gustavo Figueiredo, TAM MRO’s executive director.

ANAC’s new certification authorizes TAM MRO to perform several maintenance procedures on the ATR-72. Among them are the installation and removal of engines, propellers and landing gears, in addition to corrective actions. The unit was already authorized by the Brazilian agency to maintain Airbus (A318 / A319 / A320 / A321 / A330), Boeing (767), Fokker (Fokker100) and ATR (ATR-42) aircraft with Brazilian registration.

The unit is currently working to expand its services to external customers. The aim is for the MRO business to grow 20% a year on average up to 2016, increasing the revenue from services provided to third parties, that today corresponds to 18% of the total billing. The target is to increase this to over40% of the total billings by 2016.

In 2011, TAM MRO performed 135 checks and nearly 145 thousand component repairs. The number of checks is 19.7% higher than that registered in 2010. Last year, keeping the same comparison basis, the service to third parties grew 57.1% (in the number of checks performed), and 20.4% (in the number of component repairs).

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

About TAM MRO

The TAM MRO, which is TAM S/A’s MRO (Maintenance, Repair and Overhaul) business unit, was founded in 2001 and is certified by the world’s most important aeronautical authorities such as  Brazil’s ANAC, Europe’s EASA and the U.S. FAA. With more than 1,280 direct employees, the company is responsible for the maintenance of aircraft and aeronautical components of TAM’s fleet, and for providing services on aircraft and components of customers in Brazil and abroad. In addition to services at its on line maintenance units distributed in several airports, it has its own headquarters, in São Carlos (in the countryside of São Paulo), where it can provide heavy-duty overhaul and maintenance (checks C and D) simultaneously on nine aircraft (including wide body, narrow body and regional jet planes). The unit has 23 workshops specialized in components, compound materials and landing gear, among others. Currently, it is authorized to perform maintenance on Airbus A330 aircraft and components as well as on all models from the A320, Boeing 767, Fokker 100, and ATR-42 and 72 family.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.